DAGMAR ASSOCIATES LLC

Financial Statements
(unaudited)
As of December 31, 2020
and as of December,2021

and independent Accountant's
Review report

DAGMAR ASSOCIATES LLC

TABLE OF CONTENTS

GEORGE DIMOV CPA

CERTIFIED PUBLIC ACCOUNTANT FIRM

211 E 43RD STREET, SUITE 628
NEW YORK, NY 10002
(212) 641-0673
WWW.DIMOVTAX.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management and Shareholder of Dagmar Associates LLC:

We have reviewed the accompanying financial statements of Dagmar Associates LLC, which comprise the balance sheet as of December 31, 2021 and as of December 31, 2020 and the related statement of operations and changes in accumulated deficit and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Dagmar, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Opinion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New York, NY
October 13, 2022



George Dimov CPA

DAGMAR ASSOCIATES LLC

BALANCE SHEET AS OF DECEMBER 31, 2020 AND AS OF DECEMBER 31, 2021

(in US Dollars)

	December 31, 2021 (Unaudited)	December 31, 2020 (Unaudited)
ASSETS		
Current assets		
Cash and cash equivalents	2,968	2,201
Total current assets	2,968	2,201
Fixed assets	11,040	-
TOTAL ASSETS	14,008	2,201
LIABILITIES		
Equity		
Owner's investment	77,395	9,581
Net Deficit	(63,387)	(7,379)
Total Equity	14,008	2,201
TOTAL LIABILITIES AND EQUITY	14,008	2,201

The notes on pages 8-11 form an integral part of the financial statements.

The independent accountants' review report is on page 3-4.

DAGMAR ASSOCIATES LLC

STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT FOR THE PERIODS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2021

(in US Dollars)

	2021 (Unaudited)	2020 (Unaudited)
Revenues	-	-
Expenses		
Advertising & Marketing	6,706	605
Bank Charges & Fees	311	20
Charitable Contributions	104	-
Contractors	887	1,222
IT Development	1,090	-
Legal & Professional Services	2,645	-
Meals & Entertainment	1,089	-
Office Supplies & Software	1,680	418
Other Business Expenses	8,767	4,627
Postage & Courier	-	238
Rent & Lease	26,087	-
Travel	2,936	-
Uncategorized Expense	-	249
Utilities	374	-
Total Expenses	52,675	7,379
Depreciation	3,332	-
Net operating loss	(56,008)	(7,379)
Net loss for the period	(56,008)	(7,379)
Beginning accumulated deficit	**(7,379)**	**-**
Ending accumulated deficit	**(63,387)**	**(7,379)**

The notes on pages 8-11 form an integral part of the financial statements.

The independent accountants' review report is on page 3-4.

DAGMAR ASSOCIATES LLC

STATEMENTS OF CASH FLOW FOR THE PERIODS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2021

(in US Dollars)

	December 31, 2021 (Unaudited)	December 31, 2020 (Unaudited)
OPERATING ACTIVITIES	-	-
Net Loss	(56,008)	(7,379)
Adjustments to reconcile Net Income to Net Cash provided by operations		
Fixed Assets – IT equipment: Depreciation	1,476	-
Furniture & Fixtures:Depreciation	1,856	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations	3,332	-
Net cash provided by operating activities	(52,675)	(7,379)
INVESTING ACTIVITIES		
Fixed Assets – IT equipment	(4,428)	-
Furniture & Fixtures	(9,944)	-
Net cash provided by investing activities	(14,373)	-
FINANCING ACTIVITIES		
Owner's Investment	67,815	9,581
Net cash provided by financing activities	67,815	9,581
Net cash increase for period	766	2,201
Cash at beginning period	**2,201**	**-**
Cash at the end of the period	**2,968**	**2,201**

The notes on pages 8-11 form an integral part of the financial statements.

The independent accountants' review report is on page 3-4.

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS

General Information

Dagmar Associates LLC (the "Company") is a single member Delaware limited liability company.
The address of the Company's registered office in the State of Delaware is 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801, Country of New Castle and its registered agent at such address on May 2, 2019.

Dagmar Associates LLC is a Strategic Management Company that has created a Brand 'She Banks' which will be a personal financial management (PFM) fintech company for women. The Company will create a Platform (website, App, social media channels) which will have the mission to increase financial literacy and security for women.

Management's Plans and Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These financial statements are presented in US Dollars, unless otherwise indicated. These financial statements have been prepared under the historical cost convention, except for the evaluation of certain financial instruments carried at fair value.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected. The Company bases its estimates on past experience and other assumption that the Company believes are reasonable under the circumstances and the Company evaluates those estimates on an ongoing basis.

Fair value measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the Company approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Long-term decreased demand in the rental housing industry would adversely affect the Company's business model. Demand for rental housing is tied to the broader economy and factors outside the Company's control. Should such factors result in continued loss of general economic activity, the Company would experience a slower growth rate in demand for its products and services.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

The Company will recognize revenue in accordance with Accounting Standards Codification ("ASC") 606 "Revenue from Contracts with Customers". The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Leases

According to the recently adopted Accounting Standards Updated ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016-02" or "ASC 842"), the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of December 31, 2020 and as of December 31, 2021 the Company had no long-term leases.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents balance as of December 31, 2020 and December 31, 2021 were $2,201 and $2,968 respectively.

NOTE 5 – FIXED ASSETS

Fixed assets of the Company as of December 31, 2020 and as of December 31, 2021 were as follows:

	December 31, 2021	**December 31, 2020**
IT equipment	4,428	-
Furniture & Fixtures	9,944	-
Less: accumulated depreciation	(3,332)	-
Total fixed assets, net	**11,040**	**-**

NOTE 6 – RENT AND LEASE

Rent and Lease expenses of the Company as of December 31, 2020 and as of December 31, 2021 were $0 and $26,087 respectively based on 2 short-term rent agreements for office and apartment.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2020 and December 31, 2021, there were no any related party transactions.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the financial statements were available to be issued, which is October 13, 2022. All subsequent events requiring recognition as of December 31, 2020 and as of December 31, 2021 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events."